SULLIVAN & CROMWELL LLP
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                  212 558-4000

April 10, 2006

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:        Ms. Elaine Wolff
                  Branch Chief
                  Division of Corporation Finance

Re:   NorthStar Realty Finance Corp.
      Form S-3; File No. 333-132890

Dear Ms. Wolff:

We are in receipt of the letter, dated April 7, 2006, to Richard J. McCready, Executive Vice President and General Counsel of NorthStar Realty Finance Corp. (the "Company"), from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the above-referenced Registration Statement. The Company has authorized us to submit this letter to respond to the Staff's letter. To facilitate the Staff's review of the Company's responses, we have first reproduced in sequence the Staff's comment. The Company's responses immediately follow.

General

1. We note that you have incorporated your annual report on Form-10K for the fiscal year ended December 31, 2005 (File No. 001-32330). We further note that you have not yet filed the information required by Part III of Form 10-K. Please be advised that we may not take this registration statement effective until this information is on file.

      Response:

      The Company has informed us that it understands the Staff's position and in response to the Staff's comment the Company intends to either file a Form 10-K/A for the fiscal year ended December 31, 2005 that includes the
      Part III information or file its proxy statement for its 2006 annual meeting of stockholders containing such Part III information prior to requesting acceleration of the effectiveness of the aforementioned Registration Statement on Form S-3. The Company intends to request acceleration of the effectiveness of the Registration Statement promptly following the filing of the Part III information.

2. Please note that "mixed" primary and secondary offerings must allocate, pre-effectively, the amount of stock to be registered on behalf of selling security holders.

      Response:

      In response to the Staff's comment the Company has amended the facing page of its Registration Statement on Form S-3 to allocate the registration of securities covered by such Registration Statement between primary securities and secondary securities.

                                      * * *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please call me at 212 558-4940 (fax 212 558-1600) with any questions you have

Sincerely,


/s/ William G. Farrar

William G. Farrar

cc:   Richard J. McCready, Executive Vice President and General Counsel